

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Leonard Borow
President and Chief Executive Officer
Aeroflex Holding Corp.
35 South Service Road
P.O. Box 6022
Plainview, NY 11803-0622

> **Re:**   **Aeroflex Holding Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 3, 2014**
> **File No. 001-34974**

Dear Mr. Borow:

We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Background of the Merger, page 28

1.   We refer to your disclosure on page 32 concerning Goldman Sachs' April 27, 2014 presentation to the board of directors. Please revise to provide a summary of Goldman Sachs' presentation in accordance with Regulation M-A, Item 1015(b)(6).

2.   Please revise to disclose the Board's basis for determining on April 27, 2014 that it should grant Cobham exclusivity as opposed to Company A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): John Pollack, Esq. - Schulte Roth & Zabel LLP